Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 March 5, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1016
                  All Cap Growth Strategy Portfolio, Series 1
                       File Nos. 333-186317 and 811-03763
-------------------------------------------------------------------------------

 Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1016, filed on January 30, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the All Cap Growth Strategy Portfolio, Series 1 (the "Trust"). This letter serves to respond to your comments.

PROSPECTUS

Investment Summary - Security Selection - Security Selection Rules

      1. Initial Universe - The clause at the end of "Investment Summary - Security Selection - Security Selection Rules - Initial Universe" that states "with their index weights scaled by 50%, 25% and 25%, respectively" is unclear. Please explain or elaborate on this clause.

      Response: The clause refers to the final sector weights of the Trust portfolio. The clause has been deleted and the first bullet of the second paragraph under "Investment Summary - Security Selection - Security Selection Rules - Selection" has been revised to state: "Weight in all Global Industry Classification Standard sectors must be within +/- 5% of the initial universe, where the securities in the initial universe originating from the S&P 500 Pure Growth Index are assigned 50% of their index weight, and securities originating from the S&P MidCap 400 Pure Growth and the S&P SmallCap 600 Pure Growth Indices are assigned 25% of their index weight. For example, if the Industrials sector comprised of 20% of each of the indices, then this sector would be given a weight of 10%, 5% and 5% from the S&P 500 Pure Growth Index, S&P MidCap 400 Pure Growth Index and the S&P SmallCap 600 Pure Growth Index, respectively. As a result, 15%-25% of the trust's portfolio would be from the Industrials sector (20% +/- 5%)."

      2. Rank on Fundamentals - Please disclose the source for the standard deviation of daily returns for the trailing year referenced in the second bullet.

      Response: The disclosure has been revised as requested.

Investment Summary - Hypothetical Performance Information

      3. Please elaborate on the description of the S&P 1500 Pure Growth Index to explain why it is a suitable benchmark for this Trust.

      Response: The following disclosure has been added: "The S&P Composite 1500 Pure Growth Index is comprised of the constituents of the S&P 500 Pure Growth Index, the S&P MidCap 400 Pure Growth Index and the S&P SmallCap 600 Pure Growth Index."

Investment Summary - Principal Risks

      4. Please add a growth risk.

      Response: The disclosure has been revised as requested.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren